[SONNENSCHEIN NATH & ROSENTAHL LLP LETTERHEAD]




November 15, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  First America Capital Corporation
          Commission File No. 000-25679
          Comment Letter Dated November 9, 2006 Regarding Item 4.01(a) on Form 8-K filed on November 6, 2006

Dear Ladies and Gentlemen:

     We have received a comment letter dated November 9, 2006 from Ms. Vanessa Robertson, Staff Accountant, with regard to our current reports on Form 8-K filed on November 6, 2006 announcing a change in our certifying accountant.

     We are filing with the Commission an amendment to that report which we believe is responsive to the comments raised in Ms. Robertson's letter.

     The following is respectfully offered in response to the comments. To assist you in evaluating our responses, each response is preceded by the comment to which it relates.

FORM 8-K FILED NOVEMBER 6, 2006 (RE: CHANGE IN CERTIFYING ACCOUNTANT)

Item 4.01(a)
------------

1. Please revise the second paragraph of your filing to state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding resignation, there were any disagreements with the former accountant. You should specify the "subsequent interim period" as the "interim period through November 1, 2006."

RESPONSE: The second paragraph of Item 4.01(a) has been edited to reflect the exact changes requested.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.


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Securities and Exchange Commission
November 15, 2006
Page 2



RESPONSE: An updated Exhibit 16 letter from our former accountant, BKD, LLP, indicating they agree with the statements made in the revised Form 8-K, is attached to this filing.

     Additionally, in response to the request in Ms. Robertson's letter, First American Capital Corporation acknowledges that:

               o It is responsible for the adequacy and accuracy of the disclosure in the filing;

               o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.
                                     FIRST AMERICA CAPITAL CORPORATION

                                     By: /s/ Harland Priddle
                                         -----------------------------
                                     Harland Priddle
                                     Title:  Chairman of the Board of Directors